FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response...0.5
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* Bauman Phillip A.	2. Issuer Name and Ticker or Trading Symbol Harris & Harris Group, Inc. (TINY)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						X	Director	10% Owner

							Officer (give title below)	Other (specify below)

(Last) (First) (Middle) One Rockefeller Plaza, Suite 1430	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year July 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
5. If Amendment, Date of Original (Month/Year)

X

Form filed by One Reporting Person
(Street) New York, NY 10020							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I —Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	7/17/02	X	V	892	A	$2.25		D
Common Stock	7/19/02	X	V	1,801	A	$2.25		D
Common Stock	7/22/02	X	V	892	A	$2.25		D
Common Stock	7/23/02	X	V	1,880	A	$2.25	16,214	D

							5,637	I	Milbry C. Polk (Spouse)
							100	I	Adelaide Polk-Bauman (Daughter)
							100	I	Milbry Polk-Bauman (Daughter)
							100	I	Mary Polk-Bauman (Daughter)

FORM 4 (continued)		Table II `Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Subscription Rights (Right to Buy)	$2.25	7/17/02	X	V		892	IMMED.	7/26/02	Common Stock	892		0

           D

Subscription Rights (Right to Buy)	$2.25	7/19/02	X	V		1,801	IMMED.	7/26/02	Common Stock	1,801		0	D
Subscription Rights (Right to Buy)	$2.25	7/22/02	X	V		892	IMMED.	7/26/02	Common Stock	892		0	D

Subscription Rights (Right to Buy)[1]		7/17/02	J	V		1,880			Common Stock	1,880
Subscription Rights (Right to Buy)	$2.25	7/23/02	X	V		1,880	IMMED.	7/26/02	Common Stock	1,880		0	D

Explanation of Responses:  [1]These rights were held by Dr. Bauman’s wife, and were transferred to an account held jointly by Dr. Bauman and his wife.

		/s/ Phillip A. Bauman								July 24, 2002

		**Signature of Reporting Person					Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.